Offering Statement for ContentOro Inc. ("ContentOro")

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 825 Third Avenue, New York, NY 10022. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

Jeanne Rockman: jeanne@livingstonsecurities.com

Jonathan Mason: jonathan@livingstonsecurities.com

Netcapital , Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   ContentOro Inc.

Eligibility

2. **The following are true for ContentOro Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Robert Chunn

BOB CHUNN, FOUNDER & CHIEF EXECUTIVE OFFICER

Bob has spent more than 25 years as a retail executive, with significant experience in books, eCommerce, and online marketing. One of the last officers to leave Borders Group, Bob's experience leading eBook, eCommerce, digital marketing, and social strategy, combined with significant experience working with publishers' special markets divisions, makes him uniquely qualified to bring ContentOro to life. For the last three years, Bob has been CEO of ContentOro.

Bob studied at Eastern Michigan University with a focus on Finance and Accounting.

Rodney Hare

RODNEY HARE: CHIEF FINANCIAL & OPERATING OFFICER

Rod is our CFO and COO, he is an Australia Chartered Accountant with extensive experience is publishing, international copyright management, licensing, and direct to consumer sales. He has served on the board of a number of companies including Dorling Kindersley Holdings PLC, a public company listed on the London Stock Exchange. Rod graduated with Honors with a business degree from Edith Cowan University Perth, Australia and trained for his Masters in Business through KMG (now KPMG).

In the past three years, Rod has worked as Finance and Operations Director of Quarto (UK) Ltd and Executive Director the Australian Licensing Corporation.

Candace Chapman

CANDACE CHAPMAN : VP of MARKETING

Candace has 20+ years experience in B2C and B2B marketing, from small VC-funded tech companies to large enterprise corporations like Borders Group. Her unique mix of marketing, sales, and training experience makes her highly suited to the lean and agile environment at ContentOro. She is master of both creative vision and execution. Candace has a Bachelor of Arts in Communication from Oakland University.

In the last three years, prior to joining ContentOro, Candace was Head of Marketing for Commerce Guys LLC in Michigan.

Yalcin Yanikoglu

YALCIN YANIKOGLU: CHIEF TECHNOLOGY OFFICER

Yalcin has 25 years of experience developing software for the printing and publishing industries. He has designed and sold software to some of the world's largest companies, including IBM, Xerox and Adobe. Yalcin has owned and sold several companies and is a passionate software engineer with rare experience in the areas of print and publishing.

In the last three years, pior to joining ContentOro in 2015, Yalcin worked as a programmer at Thomson Shore printing company in Dexter, Michigan.

Lee Gorman

LEE GORMAN: NON-EXECUTIVE DIRECTOR

Lee is Founder of Barton Consulting Services, LLC, specializing in combining practical planning and effective execution to achieve sustainable success for both business and nonprofit organizations. She also serves as the Mentor in Residence at Lawrence Technological University's Collaboratory. Her prior experience includes Chief Engineer and Product Planning Director for Ford Motor Company.

Gorman's credentials include extensive work for local non-profit organizations and early-stage companies, acting as Director of the Automotive Business for Coherix, Inc. and COO for WriteSteps. In addition, Gorman works with Ann Arbor SPARK, and multiple other entrepreneur support organizations.

Gorman holds both an MBA and BBA from UM's Ross School of Business and a BSME from Lawrence

Technological University.

Lee has served as a non-executive member of the board of ContentOro board for over two years.

Tzvi Raviv

TZVI RAVIV: NON-EXECUTIVE DIRECTOR

Tzvi is Managing Director at Lis Ventures LLC. Tzvi oversees new investment opportunities and is involved in the management of current investments, serving as CEO of Yoga Shelter, the largest network of yoga studios in MI. Prior to this position Tzvi was Director of Partnership at reThink Israel, Rutgers Hillel Director of Israel Engagement, and UC Irvine Hillel Jewish Agency Israel Fellow.

Tzvi has extensive not-for-profit leadership experience as well as for-profit experience. Tzvi received his MBA from the Heller School for Social Policy and Management and his MA in Jewish professional leadership from the Hornstein Jewish Professional Leadership Program.

Tzvi has served as a non-executive member of the ContentOro board for over two years.

Sean Moore

SEAN MOORE: CHIEF CONTENT OFFICER

A former Publisher at the internationally renowned illustrated book publisher Dorling Kindersley, Sean has over 25 years of experience in publishing and rights management in the UK and US. Sean is known as an innovator and leader in book packaging and publishing, and has relationships with book publishers around the world; he is ideally positioned to sign up the world's leading owners of quality content.

In the last three years Sean has been CEO of Moseley Road Inc. and CCO of ContentOro.

Sean graduated from Newcastle University in the UK with a BA in English, History and Philosophy.

Charles Newman

CHUCK NEWMAN: CHAIR OF THE BOARD

Chuck is a serial entrepreneur with a string of successful businesses to his name. He is a pre-seed investor in ContentOro, non-executive director/chairperson and offers advice and guidance to Bob and the executive team.

Chuck has not been employed by any firms since 2014.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Bob Chunn

Securities:	600,000
Class:	Common Stock
Voting Power:	27.4%

Chuck Newman

Securities:	100,000
Class:	Common Stock
Voting Power:	4.6%

Bob Chunn

Securities:	15,190
Class:	Preferred Stock
Voting Power:	0.7%

Chuck Newman

Securities:	253,165
Class:	Preferred Stock
Voting Power:	11.6%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

    For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ContentOro Inc. speculative or risky:**

   1. All investments carry a degree of risk, and investing in ContentOro is no different. We are a startup company that will need to raise more capital before we are cash positive and profitable. There is a risk that future capital raisings may not be possible.

   2. We have a small management team. We depend on the skills and experience of a small management team and senior employees that are very important to the company. As our business grows, we will need to hire additional employees. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

   3. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a service that may or may not find a market.

   4. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

   5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

   6. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

   7. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   8. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

9. Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one. Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

10. The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

11. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

The Offering

ContentOro Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,069,740 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event we fail to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor. Under Regulation

CF, the Company can raise up to $106,974.

Accredited investors which have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor which proves their accreditation status with Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

The purpose of the offering is to fund operations as we progress to a Series A funding round in 2018.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,069,740
Less: Offering Expenses	$490	$52,417
Net Proceeds	$9,510	$1,017,323
Working Capital	$9,510	$1,017,323
Total Use of Net Proceeds	$9,510	$1,017,323

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and ContentOro Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $2.52 per share.

14. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	2,911,144	700,000	Yes	
Preferred Stock	1,486,635	1,486,635	Yes	Preferred shareholders have additional voting rights with regard to any increase or decrease in the authorized number of shares of preferred stock, or any amendments, alterations, designation of a new class or series of stock, any redemption, repurchases, payment, or dividend declaration, or any increase or decrease in the size of the board of directors. Preferred shareholders elect 2 of the 5 members to the board of directors.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee stock option plan	Up to 300,000 shares of common stock are reserved for employee stock options, with an exercise price of $1.02	300,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    ContentOro has an employee stock option plan that may dilute the ownership interests of investors who purchase common stock on Netcapital. The purchase price of shares of common stock is $2.52, and the exercise price for employee stock option grants is $1.02.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The securities offered for sale are shares of common stock. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. There are also 1,486,635 shares of preferred stock outstanding. Preferred shareholders have additional voting rights with regard to any increase or decrease in the authorized number of shares of preferred stock, or any amendments, alterations, designation of a new class or series of stock, any redemption, repurchases, payment, or dividend declaration, or any increase or decrease in the size of the board of directors. Preferred shareholders elect 2 of the 5 members to the board of directors.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

    Bob Chunn holds more than 20% of the securities in the company but does not have a controlling interest.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Gross value before new funds is calculated to be $5.5 million. Gross value is calculated as four times projected sales for the year ending 2018.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Netcapital investors will be minority shareholders in ContentOro. This may be considered by some to carry more risk. The Netcapital investors are subject to the decisions made by the management team or the majority shareholders.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

ContentOro plans to issue more securities in the future, but these plans are not yet finalized and will be subject to the company's ongoing improvement in performance. The issuance of additional securities will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

There are currently no plans to repurchase securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has low net worth (our assets only marginally exceed our liabilities) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

It is possible that we may seek to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has ContentOro Inc. conducted within the past three years?**

Date of Offering:	06/2015
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Preferred Stock
Amount Sold:	$342,413

Use of Proceeds:

Development of business software, API content delivery method and sales & marketing strategy. General administrative costs

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    ContentOro only has funds to meet its current obligations and requires further investment to remain a going concern, but is raising funds to assist with working capital as it moves towards a larger fund raising.

    In 2016 revenue increased from less than $1,000 in 2015 to $132,000 and in the same period gross margin contribution moved from $500 to $86,000. The gross margin percentage of 65% is slightly below what ContentOro projects to earn in 2017 and beyond.

    In the same two-year period overhead costs increased as the business started to test its product in the market place. Overhead increased from $401,000 in 2015 to $703,000 in 2016, resulting in operating losses of $401,000 in 2015 and $616,000 in 2016. Cash generated through operations in 2015 was negative $406,000 and in 2016 negative $653,000. ContentOro funded its operations through a seed capital raising of $518,000 in 2015 and the issuance of a $750,000 in convertible notes in 2016 and $150,000 in 2017. The convertible notes along with accumulated interest have been converted into shares of Preferred Stock.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$132,431	($980,536)	$0

See attachments:

Income Statement: income.pdf

Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders

the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

ContentOro Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: My name is Bob Chunn, CEO and Founder of ContentOro.

Creating content for the internet is estimated to be a $160B industry

Because

Every business with a website uses content to attract customers… But creating it is a time consuming and expensive proposition

Until Now

ContentOro has partnered with the world's best book publishers to change how content marketing is done. We are introducing a brand new supply of content, enough to triple the size of the internet. It's been professionally written, photographed and edited, and using ContentOro's proven technology, it's available instantly, and looks great on any device.

In just 10 minutes, ContentOro changes any website from boring and drab and only about products to an information and entertainment hub, where they can sell their products and services to visitors who come to read about things that interest them.

ContentOro brings a group of successful publishing, technology and digital marketing executives together to launch a company that will change how all businesses go to market. I hope you'll join us on this great journey.

The following documents are being submitted as part of this offering:

Governance:
    Articles of Organization: articlesoforganization.pdf
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.contentoro.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.